ADMP 8-K

Exhibit 99.1

Adamis Pharmaceuticals and DMK Pharmaceuticals Announce Agreement and Plan of Merger

•	Combined company will have commercial products and a library of development candidates, two of which are clinical stage
•	Will be under the leadership of DMK CEO, Dr. Ebrahim (Eboo) Versi MD, PhD
•	Lead development program will be a clinical stage therapeutic under development for the treatment of opioid use disorder

SAN DIEGO and SOMERVILLE, NJ February 27, 2023 – Adamis Pharmaceuticals Corporation (NASDAQ: ADMP), a specialty biopharmaceutical company focused on developing and commercializing products in various therapeutic areas, including opioid overdose, allergy, respiratory and inflammatory disease, and DMK Pharmaceuticals, Corp., a private, clinical-stage biotechnology company at the forefront of endorphin-inspired drug design focused on developing novel treatments for opioid use disorder (OUD) and other neuro-based diseases, today announced that the companies have entered into an Agreement and Plan of Merger and Reorganization (the “Agreement”). Pursuant to the Agreement, Adamis will acquire DMK, including its library of approximately 750 small molecule neuropeptide analogues and on-going government funding for its development programs.

“Last fall, we initiated a process to explore strategic alternatives for the company with the goal of maximizing stockholder value,” stated David J. Marguglio, CEO of Adamis. “After engaging in a thorough process of exploring potential alternatives and transactions, we believe a merger with DMK is the best path forward for Adamis and the strategy that has the potential to deliver significant value to Adamis’ shareholders. I believe by combining Adamis’ commercial products and development infrastructure with DMK’s clinical-stage programs and library of small molecules, under Dr. Versi’s leadership, the new company will have the potential to develop multiple groundbreaking treatments and ultimately grow shareholder value.”

At the close of the merger, Eboo Versi, the current CEO of DMK, will assume the role of CEO and chairman of the combined company. Dr. Versi explained, “There are substantial synergies between Adamis and DMK. The combined company will have both the expertise and infrastructure to further the development of DMK’s potentially life-changing products to address large unmet medical needs. I believe that each of our clinical-stage product candidates has blockbuster potential, and we only need one to succeed to significantly increase shareholder value. I believe the combined companies present a risk diversified portfolio which is especially important in a time of market uncertainty.”

Please find a short video discussion with both CEOs on Adamis’ website.

Transaction Details

On February 24, 2023, Adamis entered into the Agreement with DMK and Aardvark Merger Sub (“Merger Sub”), a newly created wholly-owned subsidiary of Adamis, pursuant to which DMK will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving corporation of the Merger and a wholly owned subsidiary of Adamis.

Subject to approval by the Adamis stockholders of proposals relating to the transaction and the satisfaction of other closing conditions, in connection with and before the effective time of the Merger (the “Effective Time”), a reverse stock split of Adamis Common Stock will be consummated, pursuant to which a number of outstanding shares of Adamis Common Stock (determined by the Reverse Stock Split Ratio) will be converted into one share of Adamis Common Stock at a ratio to be determined by the Adamis board of directors.

Please see Adamis Report on Form 8-K which will be filed with the Securities and Exchange Commission for additional detail on the proposed transaction.

About DMK Pharmaceuticals

DMK Pharmaceuticals, Corp. is a privately held, clinical stage neuro-biotechnology company focused on developing novel therapies for opioid use disorder (OUD) and other important neuro-based conditions where patients are currently underserved. The company’s technology is at the forefront of endorphin-inspired drug design. DMK is developing mono, bi- and tri-functional small molecules that simultaneously modulate critical networks in the nervous system with the goal of creating treatments that are efficacious, safe, and tolerable. DMK has a library of high value, first-in-class compounds and a differentiated pipeline that could address several unmet medical needs by taking the novel approach to integrate with the body’s own efforts to regain balance of disrupted physiology. By designing small molecule analogs of neuropeptides, one or multiple receptors can be targeted by a single molecule to support a transition back to a balanced neurophysiological state.

Since the company’s inception, DMK’s development programs have been largely financed by non-dilutive funding from the government. DMK’s lead clinical stage product candidate, DPI-125, is being studied as a potential novel treatment for OUD. The company also plans to develop the compound for the treatment of moderate to severe pain, where it could potentially offer a superior safety profile with lower addiction risk than currently marketed opioids (pain killers) and hence help prevent opioid addiction. DMK’s other product candidates include DPI-221 being developed for treating bladder control problems and DPI-289 being developed for treating severe end stage Parkinson’s disease. For additional information about DMK Pharmaceuticals, please visit the company website

About Dr. Versi

Eboo Versi received a BA, MA and DPhil (Ph.D) from Oxford University before obtaining his MB BChir (MD) degree from Cambridge University in the United Kingdom. Following medical school, Dr. Versi completed a residency and fellowship at Kings College Hospital and served as a Senior Registrar at the Royal London Hospital. He was then a Senior Lecturer and Consultant (Attending) at St. Thomas’ & Guys Hospitals before moving to the U.S. to accept a senior academic position at Harvard Medical School. There, he set up the first urogynecology program at the Brigham & Women’s Hospital and served as Chief of Urogynecology. Since Harvard, Dr. Versi has spent the last 20+ years in the pharmaceutical and medical device industry, holding positions at large companies such as Pfizer, Lilly and Astellas, as well as smaller companies including Odyssey, Plethora, Auxilium and Mt. Cook. During his career in the industry, Dr. Versi has been the inventor of several patents and the recipient of several NIH grants, and has helped develop drugs and devices for a variety of indications. Dr. Versi is an internationally recognized opinion leader with more than 100 scientific publications.

About Adamis Pharmaceuticals

Adamis Pharmaceuticals Corporation is a specialty biopharmaceutical company focused on developing and commercializing products in various therapeutic areas, including opioid overdose, allergy, respiratory and inflammatory disease. Company products approved by the FDA include ZIMHI® (naloxone) Injection for the treatment of opioid overdose and SYMJEPI® (epinephrine) Injection for use in the emergency treatment of acute allergic reactions, including anaphylaxis. For additional information about Adamis Pharmaceuticals, please visit our website and follow us on Twitter and LinkedIn.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Such forward-looking statements include those that express plans, anticipation, intent, contingencies, goals, targets or future development and/or otherwise are not statements of historical fact. These statements relate to future events or future results of operations, including, but not limited to statements concerning the following matters: (i) risks associated with Adamis’ and DMK’s ability to obtain the stockholder approvals required to consummate the proposed Merger and the timing of the closing of the proposed Merger; risks that one or more conditions to closing of the Merger may not be satisfied within the expected timeframe or at all or that the closing of the proposed Merger will not occur; (ii) the outcome of any current legal proceedings or future legal proceedings that may be instituted against the parties or others, including proceedings related to the Merger Agreement; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; (iv) unanticipated difficulties or expenditures relating to the proposed Merger; (v) potential difficulties in employee retention as a result of the announcement and pendency of the proposed Merger; (vi) whether the combined business of DMK and Adamis will be successful; (vii) whether any DMK product candidates will be successfully developed or commercialized; (viii) the Company’s review and evaluation of potential strategic alternatives and their impact on stockholder value; (ix) the Company’s ability to raise capital to continue as a going concern; and (x) those risks detailed in Adamis’ most recent Annual Report on Form 10-K and subsequent reports filed with the Securities and Exchange Commission (“SEC”), as well as other documents that may be filed by Adamis from time to time with the SEC. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, which may cause Adamis’ actual results to be materially different from the results anticipated by such forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither Adamis nor DMK can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Factors that could cause actual results to differ materially from management’s current expectations include those risks and uncertainties relating to: our ability to raise capital; the results of our strategic review process; the risk of not obtaining stockholder approval for the proposals required to consummate the Merger; risks associated with development of DMK’s drug product candidates; our cash flow, cash burn, expenses, obligations and liabilities; the outcomes of any litigation, regulatory proceedings, inquiries or investigations that we are or may become subject to; and other important factors discussed in the Company’s filings with the Securities and Exchange Commission (“SEC”). If we do not obtain required additional equity or debt funding, our cash resources will be depleted and we could be required to materially reduce or suspend operations, which would likely have a material adverse effect on our business, stock price and our relationships with third parties with whom we have business relationships, at least until additional funding is obtained. If we do not have sufficient funds to continue operations or satisfy out liabilities, we could be required to seek bankruptcy protection or other alternatives to attempt to resolve our obligations and liabilities that could result in our stockholders losing some or all of their investment in us. You should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as may be required by applicable law, we undertake no obligation to update or release publicly the results of any revisions to these forward-looking statements or to reflect events or circumstances arising after the date of this press release. Certain of these risks and additional risks, uncertainties, and other factors are described in greater detail in Adamis’ filings from time to time with the SEC, including its annual report on Form 10-K for the year ended December 31, 2021, and subsequent filings with the SEC, which Adamis strongly urges you to read and consider, all of which are available free of charge on the SEC’s website at http://www.sec.gov.

Additional Information about the Merger and Where to Find It

Adamis intends to file a proxy statement in connection with the proposed transaction. Investors and stockholders are urged to read this filing when it becomes available because it will contain important information about the transaction. This press release does not constitute an offer of any securities for sale or the solicitation of any proxy. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, ADAMIS’ STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the proxy statement and other relevant documents (when they become available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at: www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the Securities and Exchange Commission by Adamis by contacting David C. Benedicto, Adamis’ chief financial officer, at (858) 997-2400.

Participants in the Solicitation

Adamis and DMK, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the companies’ stockholders in connection with the proposed transaction. Information regarding the interests of directors and executive officers in the transaction will be included in the proxy statement to be filed by Adamis. Investors and security holders are urged to read the Company’s proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Additional information regarding directors and executive officers of Adamis is also included in the Company’s annual report on Form 10-K for the year ended December 31, 2021, and, when it becomes available, its annual report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission, which is available as described above.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in contravention of applicable law.

Contacts

Adamis Investor Relations
Robert Uhl
Managing Director
ICR Westwicke
619.228.5886
robert.uhl@westwicke.com